

SECURIT[illegible] 13031848 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 20 2013

Washington DC 405

SEC FILE NUMBER
8 - 51740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2012 (MM/DD/YY) AND ENDING 3/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kotak Mahindra, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 890
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manish Mehta (914) 997-6120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Manish Mehta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kotak Mahindra, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CEO

Title



Notary Public

DIANE VASQUEZ
Notary Public, State of New York
No. 01VA6046848
Qualified in Westchester County
Commission Expires Aug. 21, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

KOTAK MAHINDRA, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. (the "Company") as of March 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.



Roseland, New Jersey
April 15, 2013

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2013

ASSETS	
Cash and cash equivalents	$ 931,201
Due from affiliates	42,954
Notes receivable, stockholder	2,500,000
Other receivables	68,640
Office equipment, net of accumulated depreciation of $85,389	22,579
Deferred tax asset	285,882
Investments, at fair value	831,131
Prepaid expenses and other assets	86,352
	$ 4,768,739
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 302,500
Stockholders' equity	
Common stock, $0.01 par value, authorized 2,000,000 shares, issued and outstanding 1,530,621 shares	15,306
Additional paid-in capital	742,501
Retained earnings	3,708,432
Total stockholders' equity	4,466,239
	$ 4,768,739

See accompanying notes to financial statement.

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in agency transactions that are settled on a delivery versus payment basis. These include shares trading on the Indian stock exchange that are executed and handled by its affiliate, Kotak Securities ("KS") and Global and American Depository Receipts (GDR's and ADR's) that are executed and handled by another affiliate, Kotak Mahindra (UK) Limited. The company distributes research reports developed by its affiliate Kotak Securities and provides sales services and earns revenue for this service.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on April 15, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives between three and five years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Revenue Recognition

The Company receives referral fees for referring clients to affiliates of the Company. Referral fees are based (a) on the month-end net asset value of the clients' holdings and (b) on the equity brokerage and derivative trades as a percentage of each trade. The percentage of commissions is determined based on a pre-defined fee structure agreed by the clients at the time of opening the accounts or as per an amendment. The Company also receives advisory fees for providing research to clients and records the income at the time the services are provided.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy. Investments in common stock and mutual funds that are freely tradeable on national stock exchanges are valued at their last reported sales price as of valuation date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair value measurements

The Company's investments recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of March 31, 2013:

	in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2013
Assets (at fair value)				
Investments in securities				
Cash equivalents	$ 152,934	$ -	$ -	$ 152,934
Common stocks	9,690			9,690
Mutual fund	821,441			821,441
Total investments in securities	$ 984,065	$ -	$ -	$ 984,065

The Company has made a $920,000 investment in a mutual fund wherein an affiliate of the company, Kotak Mahindra (UK) Limited, acts as a sub advisor. Kotak Mahindra (UK) Limited is also a subsidiary of the Company's Parent. The investment is carried at a fair value of approximately $821,000 as of March 31, 2013, which is included in investments in the statement of financial condition. The Company also recognized an unrealized gain on this investment of approximately $45,000 for the year ended March 31, 2013. This unrealized loss is included in the statement of operations.

4. Related party transactions

The Company appointed Kotak Mahindra (UK) Limited, an affiliate, as its clearing agent to execute and process the settlement of its GDR and ADR business. For the year ended March 31, 2013, there were no commissions earned for transactions that cleared through Kotak Mahindra (UK).

The Company received referral fees from two affiliates who managed accounts referred to them by the Company. The Company had referral fees from affiliates of approximately $545,000 for the year ended March 31, 2013, which makes up 36% of the total revenues. Amounts due from these affiliates for referral fees at March 31, 2013 were approximately $37,000.

In November 2007, the Company provided a $2.5 million three-month term loan to Kotak Mahindra International Limited, a stockholder, which was renewable upon notice. The note was last renewed in February 2013 and bears interest of 2.8% per annum and is due April 30, 2013. As of March 31, 2013, the total note receivable outstanding was $2.5 million. The Company earned interest income of approximately $73,000 related to the notes, which is included in interest income and other revenues in the accompanying statement of operations. Interest income receivable related to this note of approximately $5,000 was included in other receivables on the accompanying statement of financial condition.

5. Income taxes

At March 31, 2013, the Company had net operating loss carry forwards of approximately $1,242,000 and $3,457,000 for federal and state income tax purposes, respectively, which resulted in a gross deferred tax asset of approximately $725,000 of which approximately $286,000 is included in the statement of financial condition, resulting from the recording of a valuation allowance of approximately $440,000. The net operating loss carry forwards begin to expire in 2031. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the full benefits of these deductible differences, and therefore, a partial valuation allowance has been recorded for federal and New York state purposes and a full valuation allowance has been recorded for California purposes. The change in the valuation allowance for the year ended March 31, 2013 was approximately $440,000. The components of the provision for income taxes for the year ended March 31, 2013 is as follows:

Current	
Federal	$ -
State	8,310
	8,310
Deferred	
Federal	
State	13,263
	13,263
	$ 21,573

The effective rate differs from the statutory rate due to the valuation allowance on the deferred tax asset.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2013, the Company's net capital was approximately $1,335,000 which was approximately $1,235,000 in excess of its required net capital of $100,000.

8. Commitments and Contingencies

Office space

The Company has non-cancelable operating leases for office facilities in White Plains and New York, which expire in August 2015 and March 2014, respectively. These leases are subject to escalations for increases in real estate taxes and other operating costs.

Aggregate future minimum rental payments under the leases as of March 31, 2013 are as follows:

Year ending March 31,	Amount
2014	$ 140,000
2015	76,000
2016	32,000
	$ 248,000

Office rent expense amounted to approximately $93,000 for the year ended March 31, 2013. On April 1, 2013 the Company entered into a new one year lease agreement for office space in New York City, with monthly lease payments of approximately $5,000.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, results of these examinations will not materially affect the Company's financial position or results of operations.

9. Off-balance-sheet risk and concentrations of credit risk

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.